UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Saugatuck Capital Company, Limited Partnership III
   One Canterbury Green
   Stamford, CT  06901
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   04/09/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |1,042,502(1)          |D(1)            |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Explanation of
Responses:
	(1) Greyrock Partners Limited Partnership, a Delaware limited partnership
("Greyrock"), is the sole general partner of the Reporting Person.  By virtue of the relationship described above,
Greyrock may be deemed to control the Reporting Person and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by the Reporting Person.  Frank J.
Hawley, Jr., Christy S. Sadler, Owen S. Crihfield, Richard P. Campbell, Jr.,
and Barbara E. Parker (collectively, the "Saugatuck Partners") are each general partners of Greyrock.  However, none
of the Saugatuck Partners, acting alone, has voting or investment power with respect to the shares of the Issuer directly beneficially held by Saugatuck
III, and, as a result, each Saugatuck
Partner disclaims beneficial ownership of the Shares directly beneficially owned by Saugatuck III.  Each of the Saugatuck Partners disclaims any pecuniary interest in any Issuer securities, other
than to the extent of such Saugatuck Partner's indirect proportionate interest in the Reporting Person.
	On April 9, 1997, the Reporting Person and certain other stockholders of the
Issuer (the "Stockholders") committed to invest an aggregate of $15 million in newly issued Class A
Preferred Stock and warrants of the Issuer (the "Investment").  The Investment is subject to a number of conditions, including without limitation the negotiation of definitive documents to evidence
the Investment and approval by the Issuer's shareholders of certain transactions contemplated by the Investment, and no assurances can be given that the Investment will be closed or that the
terms and conditions of the Investment will not
change.
	As result of the foregoing, each of the Reporting Person and Greyrock may be deemed to be a member of a group holding in excess of 10% of the Issuer's
Common Stock.  However,
the Reporting Person and Greyrock each disclaim beneficial ownership of, and any pecuniary interest in, any Issuer securities held by the Stockholders.
Joint Filer Name:	Greyrock Partners Limited
Partnership
Address: One Canterbury Green,
	    Stamford, Connecticut
06901
Signature:
_/s/_________________________________
	Richard P.  Campbell, Jr., General
Partner
SIGNATURE OF REPORTING PERSON
Richard P. Campbell, Jr., G.P., Greyrock Partners, G.P.
DATE
04/21/97